August 7, 2018

Via EDGAR

Mr. Jim B. Rosenberg
Mr. Frank Wyman
Office of Healthcare and Insurance
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

Re: Athene Holding Ltd.
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 26, 2018
File No. 001-37963

Dear Mr. Rosenberg and Mr. Wyman:

This letter responds to the additional comment (the “Additional Comment”) set forth in the letter dated July 31, 2018, to Martin Klein, Executive Vice President and Chief Financial Officer of Athene Holding Ltd. (the “Registrant”, “we”, or “our”) from the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the “Staff”) received in response to our July 3, 2018 reply (our “Initial Response”) to the comment letter dated June 20, 2018 regarding the above-referenced annual report on Form 10-K (the “Form 10-K”).
Set forth below is the Registrant’s response to the Additional Comment. For ease of reference, the Additional Comment is printed below in bold and is followed by the Registrant’s response.

Form 10-K for Fiscal Year Ended December 31, 2017
Notes to Consolidated Financial Statements
1. Business, Basis of Presentation and Significant Accounting Policies
Summary of Significant Accounting Policies
Recognition of Revenues and Related Expenses, page 146

1.
Please refer to your response to prior comment 2. Your MD&A discussion on pages 86 and 87 of your Form 10-K indicates that PRT premium and PRT benefits for 2017 were both $2.3 billion with no apparent net impact from the DPL release. Also, pages 62 and 63 of your March 31, 2018 Form 10-Q indicate PRT premium of $226 million and PRT benefits of $187 million. Please explain why there appears to be no impact from the DPL release as described in your response during fiscal year ended December 31, 2017 and what the $39 million excess of PRT premium over PRT benefits for the three months ended March 31, 2018 represents, and how these reported amounts reflect the accounting treatment described in your response. In addition, provide us proposed disclosure to be included in future filings that more specifically describes your accounting policies for PRT annuities.

The disclosures on pages 86 and 87 of the Form 10-K describe the primary drivers of the increases to Revenues and Benefits and Expenses. When rounded as presented, the impact of pension risk transfer (“PRT”) transactions on Revenues and Benefits and Expenses appears equal. When rounded to millions, the impact to Benefits and Expenses exceeded the impact to Revenues by $17 million. This difference represents an excess of interest accretion on the policyholder reserves of $17 million over the release of the deferred profit liability (“DPL”), which was immaterial for 2017. The DPL release for 2017 was immaterial because the benefit payments for the PRT transactions entered into in the fourth quarter of 2017 did not begin until 2018. As there was no reduction in benefit reserves for the fourth quarter transactions, there was no corresponding release of DPL. This relationship between interest accretion and release of DPL is consistent with that shown in the journal entry example for subsequent accounting provided in response 2 of our Initial Response, though in the example, the DPL made up a much larger percentage of the premium and reserves than is experienced in practice. For PRT transactions we have completed to date, the DPL is a small percentage when compared to benefit reserves. Therefore, we would expect interest accretion to significantly exceed the amortization of DPL in all periods.

With respect to the disclosures on pages 62 and 63 of the quarterly report on Form 10-Q for the quarterly period ended March 31, 2018 (the “Form 10-Q”), the amounts noted in the Additional Comment related to PRT premium of $226 million and PRT benefits of $187 million represent the total changes in Revenue and Benefits and Expenses, respectively, not just the PRT impacts. These figures include impacts that are not related to PRT transactions, the most significant of which are included in the Form 10-Q disclosures on pages 62 and 63. After isolating the impacts related exclusively to PRT transactions, the relationship between Revenues and Benefits and Expenses is consistent with that set forth in the paragraph above. The total impact of PRT transactions on Revenues, inclusive of DPL impacts, was $260 million for the three months ended March 31, 2018. The total impact of PRT transactions on Benefits and Expenses was $282 million for the three months ended March 31, 2018. The $22 million excess of Benefits and Expenses over Revenues was due to future policy benefit expense of $23 million, primarily comprised of interest accretion on the policyholder reserves, exceeding amortization of the DPL of $1 million. This relationship is consistent with the discussion set forth in the paragraph above and the journal entry example for subsequent accounting provided in response 2 of our Initial Response.
We noted in response 2 of our Initial Response that PRT annuities are immediate annuities with life contingencies for which our accounting policies are disclosed within Future Policy Benefits on page 144 of the Form 10-K and Recognition of Revenue and Related Expenses on page 146 of the Form 10-K. Immediate annuities with life contingencies are utilized for a variety of purposes by policyholders including individual retirement income needs, structured settlement payouts and, in the case of PRT annuities, the transfer of pension obligations. The purpose for which the policyholder obtained the annuity does not have an impact on the accounting for the annuity. In order to clarify that PRT annuities are immediate annuities with life contingencies and therefore follow the same accounting policies, we propose the following updates to the disclosure, which will be included in our annual report on Form 10-K for the year ended December 31, 2018. The changes from the 2017 Form 10-K disclosure are included in red and underlined below:
Future Policy Benefits—We issue contracts classified as long-duration, which includes endowments, term and whole life, accident and health, disability, and deferred and immediate annuities with life contingencies (which includes pension risk transfer (PRT) annuities with life contingencies). Liabilities for non-participating long-duration contracts are established using accepted actuarial valuation methods which require the use of assumptions related to expenses, investment yields, mortality, morbidity and persistency, with a provision for adverse deviation, at the date of issue or acquisition. [......]
Recognition of Revenues and Related Expenses—[......] Premiums for long-duration contracts, including products with fixed and guaranteed premiums and benefits, are recognized as revenue when due from policyholders. When premiums are due over a significantly shorter period than the period over which benefits are provided, such as immediate annuities with life contingencies (which includes PRT annuities), any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is generally deferred and recognized into revenue in a constant relationship to the benefit reserves. [.......]

* * * * * * *

We are available to further discuss this question at the Staff’s convenience. Please contact the undersigned at (515) 342-3860 if you have any questions or would like to schedule a call to discuss.

Sincerely,

/s/ Martin P. Klein
Martin P. Klein
Executive Vice President and Chief Financial Officer

Cc:	James R. Belardi (Athene Holding Ltd.)
John Golden (Athene Holding Ltd.)
Samir A. Gandhi (Sidley Austin LLP)